

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 7, 2026

Daniel Hoffman
Chief Executive Officer
Collective Acquisition Corp. II
1000 Brickell Avenue
Ste 715 PMB 5110
Miami, FL 33131

> **Re: Collective Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Filed March 27, 2026**
> **File No. 333-294701**

Dear Daniel Hoffman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Yuta N. Delarck